    As filed with the Securities and Exchange Commission on February 8, 2002

                                                       Registration No. 333-____

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                -----------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                -----------------

                            HOST MARRIOTT CORPORATION
       (Exact name of registrant as specified in its governing instrument)

        Maryland                                        53-0085950
 (State of organization)                 (I.R.S. employer identification number)

                               10400 Fernwood Road
                          Bethesda, Maryland 20817-1109
                                  301-380-9000
          (Address and telephone number of principal executive offices)

                             Robert E. Parsons, Jr.
              Executive Vice President And Chief Financial Officer
                               10400 Fernwood Road
                          Bethesda, Maryland 20817-1109
                                  301-380-9000
            (Name, address and telephone number of agent for service)

                                    Copy to:

        Elizabeth A. Abdoo, Esq.                  J. Warren Gorrell, Jr., Esq.
Senior Vice President and General Counsel              Eve N. Howard, Esq.
        HOST MARRIOTT CORPORATION                    HOGAN & HARTSON L.L.P.
           10400 Fernwood Road                     555 Thirteenth Street, N.W.
      Bethesda, Maryland 20817-1109                Washington, D.C. 20004-1109
             (301) 380-9000                              (202) 637-5600

                                -----------------
     Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.
     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. |_|
     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |X|
     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|
     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

                                -----------------
                         CALCULATION OF REGISTRATION FEE

==================================================================================================================================
  Title of Class of Securities    Amount to be    Proposed Maximum Aggregate        Proposed Maximum             Amount of
        Being Registered           Registered     Price per Common Stock (1)  Aggregate Offering Price (1)  Registration Fee (1)
----------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01
per share (2)..................    1,100,000                $9.835                     $10,818,500                  $996
==================================================================================================================================

(1)  Determined pursuant to Rule 457(c) under the Securities Act of 1933.
(2) Includes associated rights to purchase shares of Series A Junior Participating Preferred Stock of the registrant.

                                -----------------
     The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

This information in this prospectus is not complete and may be changed. These securities may not be sold until the Securities and Exchange Commission declares the registration statement of which this prospectus is a part effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where such an offer or sale is not permitted.

PROSPECTUS

                  Subject to completion, dated February 8, 2002

                                1,100,000 Shares

                            HOST MARRIOTT CORPORATION

                                  Common Stock

     This prospectus relates to up to 1,100,000 shares of our common stock that may be sold by Summit Resources, Ltd.

     We will not receive any proceeds upon the sale of the common stock covered by this prospectus, but we will incur expenses in connection with the filing of the registration statement of which this prospectus forms a part.

     Our common stock is listed on the New York Stock Exchange under the trading symbol "HMT."

     Consider carefully the risk factors beginning on page 1 of this prospectus and the discussion of material federal income tax consequences incorporated by reference from our Form 8-K dated February 8, 2002 for factors relevant to an investment in the common stock.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                February __, 2002

     You should only rely on the information provided in or incorporated by reference into this prospectus. We have not authorized any person to make a statement that differs from what is in this prospectus or incorporated by reference into this prospectus. If any person does make a statement that differs from what is in this prospectus or incorporated by reference into this prospectus, you should not rely on it. We are not making an offer to sell, nor an offer to buy, the common stock in any state where the offer or sale is not permitted. The information in this prospectus is complete and accurate as of the date on the front cover, but the information may change after that date.

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----

RISK FACTORS ..............................................................    1
DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS ...........................   14
THE COMPANY ...............................................................   15
THE OFFERING ..............................................................   15
NO PROCEEDS TO THE COMPANY ................................................   15
TAX STATUS OF THE COMPANY .................................................   15
SELLING SHAREHOLDER .......................................................   15
PLAN OF DISTRIBUTION ......................................................   16
LEGAL MATTERS .............................................................   16
EXPERTS ...................................................................   16
ABOUT THIS PROSPECTUS .....................................................   16
WHERE YOU CAN FIND MORE INFORMATION .......................................   17

     To understand this common stock offering, you should read the entire prospectus and the information incorporated by reference into this prospectus carefully, including the risk factors beginning below on this page and the material federal income tax consequences incorporated by reference to our Form 8-K dated February 8, 2002

     On December 29, 1998, we reincorporated in Maryland in connection with our conversion to a real estate investment trust, or "REIT". As used in this prospectus, references to "we", "our", the "company" and "Host Marriott" and similar references are to Host Marriott Corporation, a Maryland corporation, and its consolidated subsidiaries (including the Operating Partnership, as defined below) from and after December 29, 1998, and to Host Marriott Corporation, a Delaware corporation, and its consolidated subsidiaries before December 29, 1998, unless otherwise expressly stated or the context otherwise requires. References to the "Operating Partnership" are to Host Marriott, L.P.

                                  RISK FACTORS

     Prospective investors should carefully consider, among other factors, the material risks described below.

Risks of Ownership of Our Common Stock

     There are limitations on the acquisition of our common stock and changes in control. Our charter and bylaws, the partnership agreement of the Operating Partnership, our shareholder rights plan and the Maryland General Corporation Law contain a number of provisions that could delay, defer or prevent a transaction or a change in control of us that might involve a premium price for our shareholders or otherwise be in their best interests, including the following:

     o Ownership limit. The 9.8% ownership limit described under "Risk Factors--Risks of Ownership of Our Common Stock--There are possible adverse consequences of limits on ownership of our common stock" may have the effect of precluding a change in control of us by a third party without the consent of our Board of Directors, even if the change in control would be in the interest of our shareholders, and even if the change in control would not reasonably jeopardize our REIT status.

     o Staggered board. Our Board of Directors consists of eight members but our charter provides that our number of directors may be increased or decreased according to our bylaws, provided that the total number of directors is not less than three nor more than 13. Pursuant to our bylaws, the number of directors will be fixed by our Board of Directors within the limits in our charter. Our Board of Directors is divided into three classes of directors. Directors for each class are chosen for a three-year term when the term of the current class expires. The staggered terms for directors may affect shareholders' ability to effect a change in control of us, even if a change in control would be in the interest of our shareholders. Currently, there are eight directors serving on our Board of Directors.

     o Removal of board of directors. Our charter provides that, except for any directors who may be elected by holders of a class or series of shares of capital stock other than our common stock, directors may be removed only for cause and only by the affirmative vote of shareholders holding at least two-thirds of our outstanding shares entitled to be cast for the election of directors. Vacancies on the Board of Directors may be filled by the concurring vote of a majority of the remaining directors and, in the case of a vacancy resulting from the removal of a director by the shareholders, by at least two-thirds of all the votes entitled to be cast in the election of directors.

     o Preferred shares; classification or reclassification of unissued shares of capital stock without shareholder approval. Our charter provides that the total number of shares of stock of all classes which we have authority to issue is 800,000,000, initially consisting of 750,000,000 shares of common stock and 50,000,000 shares of preferred stock, of which 14,140,000 shares of preferred stock were issued and outstanding as of January 31, 2002. Our Board of Directors has the authority, without a vote of shareholders, to classify or reclassify any unissued shares of stock, including common stock into preferred stock or vice versa, and to establish the preferences and rights of any preferred or other class or series of shares to be issued. The issuance of preferred shares or other shares having special preferences or rights could delay or prevent a change in control even if a change in control would be in the interests of our shareholders. Because our Board of Directors has the power to establish the preferences and rights of additional classes or series of shares without a shareholder vote, our Board of Directors may give the holders of any class or series preferences, powers and rights, including voting rights, senior to the rights of holders of our common stock.

     o Consent rights of the limited partners. Under the partnership agreement of the Operating Partnership, we generally will be able to merge or consolidate with another entity with the consent of partners holding percentage interests that are more than 50% of the aggregate percentage interests of the outstanding limited partnership interests entitled to vote on the merger or consolidation, including any limited partnership interests held by us, as long as the holders of limited partnership interests either receive or have the right to receive the same consideration as our shareholders. We, as holder of a majority of the limited partnership interests, would be able to control the vote. Under our charter, holders of at least two-thirds of our outstanding shares of common stock generally must approve the merger or consolidation.

     o Maryland business combination law. Under the Maryland General Corporation Law, specified "business combinations," including specified issuances of equity securities, between a Maryland corporation and any person who owns 10% or more of the voting power of the corporation's then outstanding shares, or an "interested shareholder," or an affiliate of the interested shareholder are prohibited for five years after the most recent date in which the interested shareholder becomes an interested shareholder. Thereafter, any of these specified business combinations must be approved by 80% of outstanding voting shares, and by two-thirds of voting shares other than voting shares held by an interested shareholder unless, among other conditions, the corporation's common shareholders receive a minimum price, as defined in the Maryland General Corporation Law, for their shares and the consideration is received in cash or in the same form as previously paid by the interested shareholder. We are subject to the Maryland business combination statute.

     o Maryland control share acquisition law. Under the Maryland General Corporation Law, "control shares" acquired in a "control share acquisition" have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares owned by the acquiror and by officers or directors who are employees of the corporation. "Control shares" are voting shares which, if aggregated with all other voting shares previously acquired by the acquiror or over which the acquiror is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power: (1) one-fifth or more but less than one-third, (2) one-third or more but less than a majority or (3) a majority or more of the voting power. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained shareholder approval. A "control share acquisition" means the acquisition of control shares, subject to specified exceptions. We are subject to these control share provisions of Maryland law, subject to an exemption for Marriott International pursuant to its purchase right discussed below. See "Risk Factors--Risks of Ownership of Our Common Stock--There are limitations on the acquisition of our common stock and changes in control--Marriott International purchase right."

     o Merger, consolidation, share exchange and transfer of our assets. Pursuant to our charter, subject to the terms of any outstanding class or series of capital stock, we can merge with or into another entity, consolidate with one or more other entities, participate in a share exchange or transfer our assets within the meaning of the Maryland General Corporation Law if approved (1) by our Board of Directors in the manner provided in the Maryland General Corporation Law and (2) by our shareholders holding two-thirds of all the votes entitled to be cast on the matter, except that any merger of us with or into a trust organized for the purpose of changing our form of organization from a corporation to a trust requires only the approval of our shareholders holding a majority of all votes entitled to be cast on the merger. Under the Maryland General Corporation Law, specified mergers may be approved without a vote of shareholders and a share exchange is only required to be approved by a Maryland corporation by its Board of Directors. Our voluntary dissolution also would require approval of shareholders holding two-thirds of all the votes entitled to be cast on the matter.

     o Amendments to our charter and bylaws. Our charter contains provisions relating to restrictions on transferability of our common stock, the classified Board of Directors, fixing the size of our Board of Directors within the range set forth in our charter, removal of directors and the filling of vacancies, all of which may be amended only by a resolution adopted by the Board of Directors and approved by our shareholders holding two-thirds of the votes entitled to be cast on the matter. As permitted under the Maryland General Corporation Law, our charter and bylaws provide that directors have the exclusive right to amend our bylaws. Amendments of this provision of our charter also would require action of our Board of Directors and approval by shareholders holding two-thirds of all the votes entitled to be cast on the matter.

     o Marriott International purchase right. As a result of our spin-off of Marriott International in 1993, Marriott International has the right to purchase up to 20% of each class of our outstanding voting shares at the then fair market value when specific change of control events involving us occur, subject to specified limitations to protect our REIT status. The Marriott International purchase right may have the effect of discouraging a takeover of us, because any person considering acquiring a substantial or controlling block of our common stock will face the possibility that its ability to obtain or exercise control would be impaired or made more expensive by the exercise of the Marriott International purchase right.

     o Shareholder rights plan. We adopted a shareholder rights plan which provides, among other things, that when specified events occur, our shareholders will be entitled to purchase from us a newly created series of junior preferred shares, subject to our ownership limit described below. The preferred share purchase rights are triggered by the earlier to occur of (1) ten days after the date of a public announcement that a person or group acting in concert has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of our outstanding shares of common stock or (2) ten business days after the commencement of or announcement of an intention to make a tender offer or exchange offer, the consummation of which would result in the acquiring person's becoming the beneficial owner of 20% or more of our outstanding common stock. The preferred share purchase rights would cause substantial dilution to a person or group that attempts to acquire us on terms not approved by our Board of Directors.

     There are possible adverse consequences of limits on ownership of our common stock. To maintain our qualification as a REIT for federal income tax purposes, not more than 50% in value of our outstanding shares of capital stock may be owned, directly or indirectly, by five or fewer individuals, as defined in the Internal Revenue Code to include some entities. In addition, a person who owns, directly or by attribution, 10% or more of an interest in a tenant of ours, or a tenant of any partnership in which we are a partner, cannot own, directly or by attribution, 10% or more of our shares without jeopardizing our qualification as a REIT. Primarily to facilitate maintenance of our qualification as a REIT for federal income tax purposes, the ownership limit under our charter prohibits ownership, directly or by virtue of the attribution provisions of the Internal Revenue Code, by any person or persons acting as a group, of more than 9.8% of the issued and outstanding shares of our common stock, subject to an exception for shares of our common stock held prior to our conversion into a REIT (referred to as the "REIT conversion") so long as the holder would not own more than 9.9% in value of our outstanding shares after the REIT conversion, and prohibits ownership, directly or by virtue of the attribution provisions of the Internal Revenue Code, by any person, or persons acting as a group, of more than 9.8% of the issued and outstanding shares of any class or series of our preferred shares. Together, these limitations are referred to as the "ownership limit." Our Board of Directors, in its sole and absolute discretion, may waive or modify the ownership limit with respect to one or more persons who would not be treated as "individuals" for purposes of the Internal Revenue Code if the Board of Directors is satisfied, based upon information required to be provided by the party seeking the waiver and, if it determines necessary or advisable, upon an opinion of counsel satisfactory to our Board of Directors, that ownership in excess of this limit will not cause a person who is an individual to be treated as owning shares in excess of the ownership limit, applying the applicable constructive ownership rules, and will not otherwise jeopardize our status as a REIT for federal income tax purposes (for example, by causing any of our tenants to be considered a "related party tenant" for purposes of the REIT qualification rules). Common stock acquired or held in violation of the ownership limit will be transferred automatically to a trust for the benefit of a designated charitable beneficiary, and the person who acquired the common stock in violation of the ownership limit will not be entitled to any distributions thereon, to vote those shares of common stock or to receive any proceeds from the subsequent sale of the common stock in excess of the lesser of the price paid for the common stock or the amount realized from the sale. A transfer of shares of our common stock to a person who, as a result of the transfer, violates the ownership limit may be void under certain circumstances, and, in any event, would deny that person any of the economic benefits of owning shares of our common stock in excess of the ownership limit. The ownership limit may have the effect of delaying, deferring or preventing a change in control and, therefore, could adversely affect the shareholders' ability to realize a premium over the then-prevailing market price for our common stock in connection with such transaction.

     We depend on external sources of capital for future growth. As with other REITs, but unlike corporations generally, our ability to reduce our debt and finance our growth largely must be funded by external sources of capital because we generally will have to distribute to our shareholders 90% of our taxable income in order to qualify as a REIT, including taxable income we recognize for tax purposes but with regard to which we do not receive corresponding cash. Our access to external capital will depend upon a number of factors, including general market conditions, the market's perception of our growth potential, our current and potential future earnings, cash distributions and the market price of our common stock.

     Shares of our common stock that are or become available for sale could affect the price for shares of our common stock. Sales of a substantial number of shares of our common stock, or the perception that sales could occur, could adversely affect prevailing market prices for our common stock. In addition, holders of units of limited partnership interest in the Operating Partnership (referred to as "OP Units"), who redeem their OP Units and receive common stock upon redemption will be able to sell those shares freely, unless the person is our affiliate and resale of the affiliate's shares is not covered by an effective registration statement. There are currently approximately 22.1 million OP Units outstanding (not including OP Units held directly or indirectly by us), all of which are currently redeemable. Further, a substantial number of shares of our common stock have been and will be issued or reserved for issuance from time to time under our employee benefit plans, including shares of our common stock reserved for options, and these shares of common stock would be available for sale in the public markets from time to time pursuant to exemptions from registration or upon registration. Moreover, the issuance of additional shares of our common stock by us in the future would be available for sale in the public markets. We can make no prediction about the effect that future sales of our common stock would have on the market price of our common stock.

     Our earnings and cash distributions will affect the market price of shares of our common stock. We believe that the market value of a REIT's equity securities is based primarily upon the market's perception of the REIT's growth potential and its current and potential future cash distributions, whether from operations, sales, acquisitions, development or refinancings, and is secondarily based upon the value of the underlying assets. For that reason, shares of our common stock may trade at prices that are higher or lower than the net asset value per share. To the extent we retain operating cash flow for investment purposes, working capital reserves or other purposes rather than distributing the cash flow to shareholders, these retained funds, while increasing the value of our underlying assets, may negatively affect the market price of our common stock. Our failure to meet the market's expectation with regard to future earnings and cash distributions would likely adversely affect the market price of our common stock.

     Market interest rates may affect the price of shares of our common stock. We believe that one of the factors that investors consider important in deciding whether to buy or sell shares of a REIT is the distribution rate on the shares, considered as a percentage of the price of the shares, relative to market interest rates. If market interest rates increase, prospective purchasers of REIT shares may expect a higher distribution rate. Thus, higher market interest rates could cause the market price of our shares to go down.

Risks of Operation

     Our revenues and the value of our properties are subject to conditions affecting the lodging industry. Our revenues and the value of our properties are subject to conditions affecting the lodging industry. These include:

     o   changes in the national, regional and local economic climate

     o   changes in business and pleasure travel

     o local conditions such as an oversupply of hotel properties or a reduction in demand for hotel rooms

     o the attractiveness of our hotels to consumers and competition from comparable hotels

     o   the quality, philosophy and performance of the managers of our hotels

     o changes in room rates and increases in operating costs due to inflation and other factors and

     o   the need to periodically repair and renovate our hotels.

     As a result of the effects of the economic recession and the September 11, 2001 terrorist attacks, the lodging industry has experienced a significant decline in business caused by a reduction in travel for both business and pleasure. We currently expect that the decline in operating levels will continue in 2002. Additionally, as a result of the September 11 terrorist attacks and the collapse of the World Trade Center Towers, our New York World Trade Center Marriott hotel was destroyed. We also sustained considerable damage to a second property, the New York Marriott Financial Center hotel.

     Room revenues of our hotels decreased during 2001 as a result of the continuing economic recession. For the third quarter ended September 7, 2001 our comparable RevPAR decreased 11.9% due to a decrease in occupancy of 5.9 percentage points to 73.8% combined with a decline in the average room rate of 4.9% to $140.17. Our comparable RevPAR for the three quarters ended September 7, 2001 showed a more moderate decline of 6.1% as a result of a decline of 5.0 percentage points in occupancy, offset by a slight increase of 0.3% in average room rate. Comparable RevPAR refers to revenues per available room for hotels which were owned for the full comparison period in both the current and the previous year.

     During the 4-week period subsequent to the events of September 11, 2001, our hotels recorded average weekly occupancy rates of 38% to 63%. During that period, we had a very high level of large group cancellations in the fourth quarter which represented approximately $70 million in future revenue primarily affecting our luxury and larger convention hotels. We do not believe that this period will be representative of the fourth quarter results. However, we do expect that our results from operations for the fourth quarter will reflect a significant decline in RevPAR. We have been actively working with the managers of our hotels to reduce the operating costs of our hotels, as well as to provide economic incentives to individuals and business travelers in selected markets to increase demand. In addition, based on our assessment of the current operating environment and to conserve capital, we have reduced or suspended all non-essential capital expenditure projects.

     As a result of a gradual return to more normal levels of business, we have begun to see modest improvements in occupancy and average room rates, though they remain below prior year levels. However, it is likely that our fourth quarter results will be significantly lower than the prior year period. There can be no assurance that the current economic recession will not continue for an extended period of time and that it will not significantly affect our operations.

     If, as a result of conditions such as those referenced above affecting the lodging industry, our assets do not generate income sufficient to pay our expenses, we will be unable to service our debt and maintain our properties.

     Thirty-one of our hotels and assets related thereto are subject to mortgages in an aggregate amount of approximately $2.3 billion. If these hotels do not produce adequate cash flow to service the debt represented by such mortgages, the mortgage lenders could foreclose on such assets and we would lose such assets. If the cash flow on such properties were not sufficient to provide us with an adequate return, we could opt to allow such foreclosure rather than making necessary mortgage payments with funds from other sources.

     Our expenses may remain constant even if our revenue drops. The expenses of owning property are not necessarily reduced when circumstances like market factors and competition cause a reduction in income from the property. Because of the effects of the September 11, 2001 terrorist attacks and the current economic recession, we are working with our managers to substantially reduce the operating costs of our hotels. In addition, based on our assessment of the current operating environment, and in order to conserve capital, we have reduced or suspended all non-essential capital expenditure projects. Nevertheless, our financial condition could be adversely affected by the following costs:

     o   interest rate levels

     o   debt service levels (including on loans secured by mortgages)

     o   the availability of financing

     o the cost of compliance with government regulation, including zoning and tax laws and

     o changes in governmental regulations, including those governing usage, zoning and taxes.

     If we are unable to reduce our expenses to reflect our current reduction in revenue and the reduction that we expect in the future, our business will be adversely affected.

     We do not control our hotel operations, and we are dependent on the managers of our hotels. Because federal income tax laws restrict REITs and their subsidiaries from operating a hotel, we do not manage our hotels. Instead, we retain third-party managers including, among others, Marriott International, Hyatt, Four Seasons and Swissotel, to manage our hotels pursuant to management agreements. Our income from the hotels may be adversely affected if the managers fail to provide quality services and amenities and competitive room rates at our hotels or fail to maintain the quality of the hotel brand names. While HMT Lessee LLC, a taxable REIT subsidiary of ours that is the lessee of substantially all of our full-service properties, monitors the hotel managers' performance, we have limited specific recourse if we believe that the hotel managers are not performing adequately. Underperformance by our hotel managers could adversely affect our results of operations.

     Our relationships with our hotel managers are primarily contractual in nature, although certain of our managers owe fiduciary duties to us under applicable law. We are in discussions with various managers of our hotels regarding their performance under management agreements for our hotels. We have had, and continue to have, differences with the managers of our hotels over their performance and compliance with the terms of our agreements. We generally resolve disputes with our managers through discussions and negotiations. However, if we are unable to reach satisfactory results through discussions and negotiations, we also occasionally may engage in litigation with our managers. For example, we are currently engaged in litigation with Swissotel, the manager of four of our hotels. If we fail to reach satisfactory resolution with respect to any disputes, the operation of our hotels could be adversely affected.


     Our relationship with Marriott International may result in conflicts of interest. Marriott International, a public hotel management company, and its affiliates, manages or franchises 109 of our 121 hotels. In addition, Marriott International manages and in some cases may own or be invested in hotels that compete with our hotels. As a result, Marriott International may make decisions regarding competing lodging facilities that it manages that would not necessarily be in our best interests. J.W. Marriott, Jr. is a member of our Board of Directors and his brother, Richard E. Marriott, is our Chairman of the Board. Both J.W. Marriott, Jr. and Richard E. Marriott serve as directors, and J.W. Marriott, Jr. also serves as an executive officer, of Marriott International. J.W. Marriott, Jr. and Richard E. Marriott beneficially owned, as determined for securities law purposes, as of January 31, 2001, approximately 12.6% and 12.2%, respectively, of the outstanding shares of common stock of Marriott International. As a result, J.W. Marriott, Jr. and Richard E. Marriott have potential conflicts of interest as our directors when making decisions regarding Marriott International, including decisions relating to the management agreements involving the hotels and Marriott International's management of competing lodging properties.

     Our Board of Directors follows policies and procedures intended to limit the involvement of J.W. Marriott, Jr. and Richard E. Marriott in conflict situations, including requiring them to abstain from voting as directors on matters which present a conflict between the companies. If appropriate, these policies and procedures will apply to other directors and officers.

     We have substantial leverage. We have a significant amount of indebtedness that could have important consequences. It currently requires us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, which reduces the availability of our cash flow to fund working capital, capital expenditures, expansion efforts, distributions to our partners and other general purposes. Additionally, it could:

     o limit our ability in the future to undertake refinancings of our debt or obtain financing for expenditures, acquisitions, development or other general business purposes on terms and conditions acceptable to us, if at all, or

     o affect adversely our ability to compete effectively or operate successfully under adverse economic conditions.

   If our cash flow and working capital were not sufficient to fund our expenditures or service our indebtedness, we would have to raise additional funds through:

     o   the sale of our equity

     o   the incurrence of additional permitted indebtedness or

     o   the sale of our assets.

     We cannot assure you that any of these sources of funds would be available to us or, if available, would be on terms that we would find acceptable or in amounts sufficient for us to meet our obligations or fulfill our business plan. For example, under the terms of our bank credit facility, the proceeds from these activities must be used to repay amounts outstanding and may not be otherwise available for our use.

     There is no limitation on the amount of debt we may incur. There are no limitations in our organizational documents that limit the amount of indebtedness that we may incur. However, our existing debt instruments contain restrictions on the amount of indebtedness that we may incur. If we became more highly leveraged, our debt service payments would increase and our cash flow and our ability to service our debt and other obligations might be adversely affected.

     The terms of our debt place restrictions on us and our subsidiaries, reducing operational flexibility and creating default risks. The documents governing the terms of our senior notes and bank credit facility contain covenants that place restrictions on us and our subsidiaries. The activities upon which such restrictions exist include, but are not limited to:

     o   acquisitions, merger and consolidations

     o   the incurrence of additional debt

     o   the creation of liens

     o   the sale of assets

     o   capital expenditures

     o   raising capital

     o   the payment of dividends and

     o   transactions with affiliates.

     In addition, certain covenants in our bank credit facility require us and our subsidiaries to meet financial performance tests. The restrictive covenants in the indenture, the bank credit facility and the documents governing our other debt (including our mortgage debt) will reduce our flexibility in conducting our operations and will limit our ability to engage in activities that may be in our long-term best interest. Our failure to comply with these restrictive covenants could result in an event of default that, if not cured or waived, could result in the acceleration of all or a substantial portion of our debt or a significant increase in the interest rates on our debt, either of which could adversely affect our operations and ability to maintain adequate liquidity.

     As a result of the effects on our business of the economic recession and the events of September 11, 2001, we anticipate that in the future we may fail to comply with certain financial covenants under the documents governing certain of our indebtedness. As a result of the effects on our business of the economic recession and the events of September 11, 2001, we have entered into an amendment to our bank credit facility, effective November 19, 2001, which among other things:

     o adjusts certain financial covenants so as to require us to meet less stringent levels in respect of (a) a minimum consolidated interest coverage ratio and a minimum unsecured interest coverage ratio until September 6, 2002 and (b) the maximum leverage ratio through August 15, 2002

     o suspends until September 6, 2002 the minimum fixed charge coverage ratio test that we must meet

     o   limits draws under the revolver portion of our bank credit facility to
         (a) $50 million in the first quarter of 2002 and (b) up to $25 million in the second quarter of 2002 (but only if draws in the second quarter of 2002 do not cause the aggregate amount drawn in 2002 and then outstanding to exceed $25 million) and

     o   increases the interest rate based on higher leverage levels.

     In addition, the amendment imposes restrictions and requirements through August 15, 2002 which include, among others:

     o restricting our ability to pay on our equity securities and our QUIPs convertible debt obligations unless projections indicate such payment is necessary to maintain our REIT status and/or unless we are below certain leverage levels

     o restricting our ability to incur additional indebtedness and requiring that we apply all net proceeds of permitted incurrences of indebtedness to repay outstanding amounts under the bank credit facility

     o requiring us to apply all net proceeds from capital contributions to the Operating Partnership or from sales of equity by us to repay outstanding amounts under the bank credit facility

     o requiring us to use all net proceeds from the sale of assets to repay indebtedness under the bank credit facility

     o restricting our ability to make acquisitions and investments unless the asset to be acquired has a leverage ratio of 3.5 to 1.0 or below

     o   restricting our investments in subsidiaries and

     o   restricting our capital expenditures.

     The amendment also permits us (i) to retain in escrow any casualty insurance proceeds that we receive from insurance policies covering the New York World Trade Center Marriott and the New York Marriott Financial Center until such proceeds are applied toward the restoration of the New York Marriott Financial Center and the construction of a new hotel that replaces the New York World Trade Center Marriott, or (ii) to apply such insurance proceeds to the payment of amounts due to certain third parties, including the New York World Trade Center Marriott ground lessor, mortgage lender and Marriott International as manager. Any proceeds (other than business interruption insurance proceeds) not so used would be used to repay amounts outstanding under the bank credit facility. The amendment also allows us to include business interruption proceeds that we receive for the New York World Trade Center Marriott and the New York Marriott Financial Center hotels in our calculation of consolidated EBITDA for purposes of our financial covenants.

     As of December 31, 2001 we have no amounts outstanding under our bank credit facility.

     We anticipate that if we decide to re-draw the amounts available under the bank credit facility, we would have to refinance or repay our bank credit facility or obtain another amendment from our lenders to adjust the leverage ratio applicable after August 15, 2002 and, possibly, other financial covenants applicable at the end of our third quarter of 2002. We intend to amend or replace the bank credit facility prior to August 15, 2002. There can be no assurance that we will be able to amend or replace the bank credit facility on terms any more favorable than those currently in effect, if at all. Any default under the bank credit facility or any successor credit facility that results in an acceleration of its final stated maturity could constitute an event of default under the indenture with respect to all outstanding series of senior notes issued thereunder.

     We are currently in compliance with the terms and restrictive covenants of our bank credit facility. As a result of entering into the recent amendment, and obtaining the relief from the financial covenants described above, we expect to remain in compliance with our bank credit facility through at least August 15, 2002, the date after which our maximum leverage ratio will return to the levels that were in effect prior to this amendment. We anticipate that, if adverse operating conditions continue at currently forecasted levels, we will not be able to comply with the leverage ratio applicable after August 15, 2002 or other financial tests applicable at the end of our third quarter of 2002 (September 6, 2002). If we fail to comply with the leverage ratio or any other covenant of the bank credit facility, we would be in default under the bank credit facility.

     Under the indenture pursuant to which nearly all of our outstanding senior notes were issued, we and our restricted subsidiaries are generally prohibited from incurring additional indebtedness unless, at the time of such incurrence, we would satisfy the requirements set forth in the indenture. One of these requirements is that, after giving effect to any such new incurrence, on a pro forma basis, our consolidated coverage ratio cannot be less than 2.0 to 1.0. As a result of the effects on our business of the economic recession and the September 11, 2001 terrorist attacks, we anticipate that any consolidated coverage ratio that is calculated under the indenture after the end of our first quarter 2002 may be less than 2.0 to 1.0. If this occurs, then we will be prohibited from incurring indebtedness and from issuing disqualified stock under the indenture other than the indebtedness that we and our restricted subsidiaries are specifically permitted to incur under certain exceptions to this prohibition set forth in the indenture. Our failure to maintain a consolidated coverage ratio of greater than or equal to 2.0 to 1.0 could limit our ability to engage in activities that may be in our long-term best interest.

     Our management agreements could impair the sale or financing of our hotels. Under the terms of the management agreements, we generally may not sell, lease or otherwise transfer the hotels unless the transferee is not a competitor of the manager, and the transferee assumes the related management agreements and meets specified other conditions. Our ability to finance, refinance or sell any of the properties may, depending upon the structure of such transactions, require the manager's consent. If the manager does not consent, we would be prohibited from financing, refinancing or selling the property without breaching the management agreement.

     The acquisition contracts relating to some hotels limit our ability to sell or refinance those hotels. For reasons relating to federal income tax considerations of the former and current owners of approximately 20 of our full-service hotels, we agreed to restrictions on selling some hotels or repaying or refinancing the mortgage debt on those hotels for varying periods depending on the hotel. We anticipate that, in specified circumstances, we may agree to similar restrictions in connection with future hotel acquisitions. As a result, even if it were in our best interests to sell or refinance the mortgage debt on these hotels, it may be difficult or impossible to do so during their respective lock-out periods.

     Our ground lease payments may increase faster than the revenues we receive on the hotels. As of January 31, 2002, we leased 45 of our hotels pursuant to ground leases. These ground leases generally require increases in ground rent payments every five years. Our ability to service our debt could be adversely affected to the extent that our revenues do not increase at the same or a greater rate as the increases under the ground leases. In addition, if we were to sell a hotel encumbered by a ground lease, the buyer would have to assume the ground lease, which could result in a lower sales price. Moreover, to the extent that such ground leases are not renewed at their expiration, our revenues could be adversely affected.

     We may be unable to sell properties when appropriate because real estate investments are illiquid. Real estate investments generally cannot be sold quickly. We may not be able to vary our portfolio promptly in response to economic or other conditions. The inability to respond promptly to changes in the performance of our investments could adversely affect our financial condition and ability to service debt. In addition, there are limitations under the federal tax laws applicable to REITs and agreements that we have entered into when we acquired some of our properties that may limit our ability to recognize the full economic benefit from a sale of our assets.

     We depend on our key personnel. We depend on the efforts of our executive officers and other key personnel. While we believe that we could find replacements for these key personnel, the loss of their services could have a significant adverse effect on our operations. None of our key personnel have employment agreements. We do not have or intend to obtain key-man life insurance with respect to any of our personnel.

     Partnership and other litigation judgments or settlements could have a material adverse effect on our financial condition. We are a party to various lawsuits relating to previous partnership transactions, including transactions relating to our conversion into a REIT. While we and the other defendants to such lawsuits believe all of the lawsuits in which we are a defendant are without merit and we are vigorously defending against such claims, we can give no assurance as to the outcome of any of the lawsuits. If any of the lawsuits were to be determined adversely to us or a settlement involving a payment of a material sum of money were to occur, there could be a material adverse effect on our financial condition.

     We may acquire hotel properties through joint ventures with third parties that could result in conflicts. Instead of purchasing hotel properties directly, we may invest as a co-venturer. Joint venturers often share control over the operation of the joint venture assets. For example, through our subsidiary Rockledge Hotel Properties, Inc., we entered into a joint venture with Marriott International through which the joint venture owns two limited partnerships holding, in the aggregate, 120 Courtyard by Marriott hotels. Subsidiaries of Marriott International manage these Courtyard by Marriott hotels. Actions by a co-venturer, particularly Marriott International, could subject the assets to additional risk, including:

     o our co-venturer in an investment might have economic or business interests or goals that are inconsistent with our interests or goals

     o our co-venturer may be in a position to take action contrary to our instructions or requests or contrary to our policies or objectives or

     o a joint venture partner could go bankrupt, leaving us liable for its share of joint venture liabilities.

     Although we generally will seek to maintain sufficient control of any joint venture to permit our objectives to be achieved, we might not be able to take action without the approval of our joint venture partners. Also, our joint venture partners could take actions binding on the joint venture without our consent. For further discussion of the risks associated with entering into a joint venture with Marriott International, see the discussion above under "Our relationship with Marriott International may result in conflicts of interest".

     Environmental problems are possible and can be costly. We believe that our properties are in compliance in all material respects with applicable environmental laws. Unidentified environmental liabilities could arise, however, and could have a material adverse effect on our financial condition and performance. Federal, state and local laws and regulations relating to the protection of the environment may require a current or previous owner or operator of real estate to investigate and clean up hazardous or toxic substances or petroleum product releases at the property. The owner or operator may have to pay a governmental entity or third parties for property damage and for investigation and clean-up costs incurred by the parties in connection with the contamination. These laws typically impose clean-up responsibility and liability without regard to whether the owner or operator knew of or caused the presence of the contaminants. Even if more than one person may have been responsible for the contamination, each person covered by the environmental laws may be held responsible for all of the clean-up costs incurred. In addition, third parties may sue the owner or operator of a site for damages and costs resulting from environmental contamination emanating from that site. Environmental laws also govern the presence, maintenance and removal of asbestos. These laws require that owners or operators of buildings containing asbestos properly manage and maintain the asbestos, that they notify and train those who may come into contact with asbestos and that they undertake special precautions, including removal or other abatement, if asbestos would be disturbed during renovation or demolition of a building. These laws may impose fines and penalties on building owners or operators who fail to comply with these requirements and may allow third parties to seek recovery from owners or operators for personal injury associated with exposure to asbestos fibers.

     Compliance with other government regulations can also be costly. Our hotels are subject to various other forms of regulation, including Title III of the Americans with Disabilities Act, building codes and regulations pertaining to fire safety. Compliance with those laws and regulations could require substantial capital expenditures. These regulations may be changed from time to time, or new regulations adopted, resulting in additional or unexpected costs of compliance. Any increased costs could have a material adverse effect on our business, financial condition or results of operations.

     Some potential losses are not covered by insurance. We carry comprehensive insurance coverage for general liability, property, business interruption and other risks with respect to all of our hotels and other properties. These policies offer coverage features and insured limits that we believe are customary for similar type properties. Generally, the policies provide coverage and limits on a blanket basis, combining the claims of our properties together for evaluation against policy aggregate limits and sub-limits and, in the case of our Marriott-managed hotels, with other Marriott-managed hotels of other owners. Thus, for certain risks (e.g., earthquake), multiple claims from several hotels or owners may exceed policy sub-limits. Certain other risks (e.g., war and environmental hazards), however, may be uninsurable or too expensive to justify insuring against. Furthermore, an insurance provider could elect to deny or limit coverage under a claim. Should an uninsured loss or a loss in excess of insured limits occur, or should an insurance carrier deny or limit coverage under a claim, we could lose all, or a portion of, the capital we have invested in a property, as well as the anticipated future revenue from the hotel. In that event, we might nevertheless remain obligated for any mortgage debt or other financial obligations related to the property.

     As discussed below in "Recent or future terrorist attacks could adversely affect us", on September 11, 2001, terrorist attacks on the World Trade Center Towers in New York City resulted in the destruction of our New York World Trade Center Marriott hotel and caused considerable damage to our New York Marriott Financial Center hotel. Although we have both casualty and business interruption insurance for our two affected hotels with a major insurer through our manager, Marriott International, from which we expect to receive business interruption insurance and property damage insurance proceeds to cover all or a substantial portion of the losses at both hotels, we cannot currently determine the amount or timing of those payments. Under the terms of the New York World Trade Center Marriott ground lease, any proceeds from the casualty portion of the hotel claim are required to be placed in an insurance trust for the exclusive purpose of rebuilding the hotel. As of December 1, 2001, we had received business interruption and casualty advances from our insurers in an aggregate amount of $11.1 million of which approximately $2.5 million was for casualty insurance proceeds relating to the New York Marriott Financial Center. Under the terms of our amended bank credit facility, casualty insurance proceeds that we receive from insurance coverage on the New York World Trade Center Marriott and New York Marriott Financial Center are to be retained in escrow until applied as described in "--As a result of the effects on our business of the economic recession and the events of September 11, 2001, we anticipate that in the future we may fail to comply with certain financial covenants under the documents governing certain of our indebtedness." If the amount of such insurance proceeds is substantially less than our actual losses or if the payments are substantially delayed, it could have a material adverse effect on our business.

     Recent or future terrorist attacks could adversely affect us. On September 11, 2001, several aircraft that were hijacked by terrorists destroyed the World Trade Center Towers in New York City and damaged the Pentagon in northern Virginia. As a result of the attacks and the collapse of the World Trade Center Towers, our New York World Trade Center Marriott hotel was destroyed and we sustained considerable damage to our New York Marriott Financial Center hotel. Subsequent to the attacks, the Federal Aviation Administration closed United States airspace to commercial traffic for several days. The aftermath of these events, together with an economic recession, has adversely affected the travel and hospitality industries, including the full-service hotel industry. The impact which these terrorist attacks, or future events such as military or police activities in the United States or foreign countries, future terrorist activities or threats of such activities, biological or chemical weapons attacks, political unrest and instability, interruptions in transportation infrastructure, riots and protests, could have on our business in particular and the United States economy, the global economy, and global financial markets in general cannot presently be determined. It is possible that these factors could have a material adverse effect on our business, our ability to finance our business, our ability to insure our properties (see "We may not be able to obtain new insurance for our hotels or to obtain insurance at acceptable premium levels" below), and on our financial condition and results of operations as a whole.

     We may not be able to obtain new insurance for our hotels or to obtain insurance at acceptable premium levels. Due to changes in the insurance market arising prior to September 11, 2001 and the effects of the terrorist attacks on September 11, 2001, it is becoming more difficult and more expensive to obtain insurance. Our current insurance policies on our hotels generally reach the end of their terms on April 1, 2002. We may encounter difficulty in obtaining or renewing property or casualty insurance on our properties. In addition, such insurance may be more limited and for some catastrophic risks (e.g., earthquake, flood and terrorism) may not be generally available at all or at current levels. Even if we are able to renew our policies or to obtain new policies at levels and with limitations consistent with our current policies, we cannot be sure that we will be able to obtain such insurance at premium rates that are commercially reasonable. Our inability to obtain insurance on our properties could cause us to be in default under covenants on our debt instruments or other contractual commitments we have which require us to maintain adequate insurance on our properties to protect against the risk of loss. If this were to occur, or if we were unable to obtain insurance and our properties experienced damages which would otherwise have been covered by insurance, it could materially adversely affect our business and the conditions of our properties.

Federal Income Tax Risks

     To qualify as a REIT, we are required to distribute at least 90% of our taxable income, irrespective of our available cash or outstanding obligations. To continue to qualify as a REIT, we currently are required to distribute to our shareholders with respect to each year at least 90% of our taxable income, excluding net capital gain. In addition, we will be subject to a 4% nondeductible excise tax on the amount, if any, by which distributions made by us with respect to the calendar year are less than the sum of 85% of our ordinary income and 95% of our capital gain net income for that year and any undistributed taxable income from prior periods. We intend to make distributions to our shareholders to comply with the distribution requirement and to avoid the nondeductible excise tax and will rely for this purpose on distributions from the Operating Partnership. However, there are differences in timing between our recognition of taxable income and our receipt of cash available for distribution due to, among other things, the seasonality of the lodging industry and the fact that some taxable income will be "phantom" income, which is taxable income that is not matched by cash flow, or EBITDA, to us. Due to some transactions entered into in years prior to the REIT conversion, we expect to recognize substantial amounts of "phantom" income. There is a distinct possibility that these timing differences could require us to borrow funds or to issue additional equity to enable us to meet the distribution requirement and, therefore, to maintain our REIT status, and to avoid the nondeductible excise tax. In addition, because the REIT distribution requirements prevent us from retaining earnings, we will generally be required to refinance debt that matures with additional debt or equity. We cannot assure you that any of these sources of funds, if available at all, would be sufficient to meet our distribution and tax obligations.

     Adverse tax consequences would apply if we failed to qualify as a REIT. We believe that we have been organized and have operated in such a manner so as to qualify as a REIT under the Internal Revenue Code, commencing with our taxable year beginning January 1, 1999, and we currently intend to continue to operate as a REIT during future years. No assurance can be provided, however, that we qualify as a REIT or that new legislation, Treasury Regulations, administrative interpretations or court decisions will not significantly change the tax laws with respect to our qualification as a REIT or the federal income tax consequences of our REIT qualification. If we fail to qualify as a REIT, we will be subject to federal and state income tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. In addition, unless entitled to statutory relief, we would not qualify as a REIT for the four taxable years following the year during which REIT qualification is lost. The additional tax burden on us would significantly reduce the cash available for distribution by us to our shareholders, and we would no longer be required to make any distributions to shareholders. Our failure to qualify as a REIT could reduce materially the value of our common stock and would cause any distributions to shareholders that otherwise would have been subject to tax as capital gain dividends to be taxable as ordinary income to the extent of our current and accumulated earnings and profits, or "E&P." However, subject to limitations under the Internal Revenue Code, corporate distributees may be eligible for the dividends received deduction with respect to our distributions. Our failure to qualify as a REIT also would cause an event of default under our credit facility that could lead to an acceleration of the amounts due under the credit facility, which, in turn, would constitute an event of default under our outstanding debt securities.

     We will be disqualified as a REIT at least for taxable year 1999 if we failed to distribute all of our E&P attributable to our non-REIT taxable years. In order to qualify as a REIT, we cannot have at the end of any taxable year any undistributed E&P that is attributable to one of our non-REIT taxable years. A REIT has until the close of its first taxable year as a REIT in which it has non-REIT E&P to distribute its accumulated E&P. We were required to have distributed this E&P prior to the end of 1999, the first taxable year for which our REIT election was effective. If we failed to do this, we will be disqualified as a REIT at least for taxable year 1999. We believe that distributions of non-REIT E&P that we made were sufficient to distribute all of the non-REIT E&P as of December 31, 1999, but we cannot guarantee that we met this requirement.

     If our leases are not respected as true leases for federal income tax purposes, we would fail to qualify as a REIT. To qualify as a REIT, we must satisfy two gross income tests, under which specified percentages of our gross income must be passive income, like rent. For the rent paid pursuant to the leases, which constitutes substantially all of our gross income, to qualify for purposes of the gross income tests, the leases must be respected as true leases for federal income tax purposes and not be treated as service contracts, joint ventures or some other type of arrangement. In addition, the lessees must not be regarded as "related party tenants," as defined in the Internal Revenue Code. We believe that the leases will be respected as true leases for federal income tax purposes. There can be no assurance, however, that the IRS will agree with this view. We also believe that Crestline Capital Corporation, the lessee of substantially all of our full-service hotels prior to January 1, 2001, was not a "related party tenant" and, as a result of changes in the tax laws effective January 1, 2001, HMT Lessee will not be treated as a "related party tenant" so long as it qualifies as a "taxable REIT subsidiary." If the leases were not respected as true leases for federal income tax purposes or if the lessees were regarded as "related party tenants," we would not be able to satisfy either of the two gross income tests applicable to REITs and we would lose our REIT status. See "Risk Factors--Federal Income Tax Risks--Adverse tax consequences would apply if we failed to qualify as a REIT" above.

     If HMT Lessee fails to qualify as a taxable REIT subsidiary, we would fail to qualify as a REIT. For our taxable years beginning on and after January 1, 2001, as a result of REIT tax law changes under the specific provisions of the Ticket to Work and Work Incentives Improvement Act of 1999 relating to REITs (we refer to those provisions as the "REIT Modernization Act"), we are permitted to lease our hotels to a subsidiary of the Operating Partnership that is taxable as a corporation and that elects to be treated as a "taxable REIT subsidiary." Accordingly, effective January 1, 2001, HMT Lessee directly or indirectly acquired all but one of the full-service hotel leasehold interests formerly held by Crestline. So long as HMT Lessee and other affiliated lessees qualify as taxable REIT subsidiaries of ours, they will not be treated as "related party tenants." As of June 15, 2001, we acquired the one remaining leasehold interest from Crestline. In addition, as of July 1, 2001, we acquired the four remaining leasehold interests from third parties. We believe that HMT Lessee qualifies to be treated as a taxable REIT subsidiary for federal income tax purposes. We cannot assure you, however, that the IRS will not challenge its status as a taxable REIT subsidiary for federal income tax purposes, or that a court would not sustain such a challenge. If the IRS were successful in disqualifying HMT Lessee from treatment as a taxable REIT subsidiary, we would fail to meet the asset tests applicable to REITs and substantially all of our income would fail to qualify for the gross income tests and, accordingly, we would cease to qualify as a REIT. See "Risk Factors--Federal Income Tax Risks--Adverse tax consequences would apply if we failed to qualify as a REIT" above.

     Despite our REIT status, we remain subject to various taxes, including substantial deferred and contingent tax liabilities. Notwithstanding our status as a REIT, we are subject, through our ownership interest in the Operating Partnership, to certain federal, state, local and foreign taxes on our income and property. In addition, we will be required to pay federal tax at the highest regular corporate rate upon our share of any "built-in gain" recognized as a result of any sale before January 1, 2009, by the Operating Partnership of assets, including the hotels, in which interests were acquired by the Operating Partnership from our predecessor and its subsidiaries as part of the REIT conversion. Built-in gain is the amount by which an asset's fair market value exceeded our adjusted basis in the asset on January 1, 1999, the first day of our first taxable year as a REIT. The total amount of gain on which we would be subject to corporate income tax if the assets that we held at the time of the REIT conversion were sold in a taxable transaction prior to January 1, 2009 would be material to us. In addition, at the time of the REIT conversion, we expected that we or Rockledge Hotel Properties, Inc. or Fernwood Hotel Assets, Inc. (each of which is a taxable corporation in which the Operating Partnership owned a 95% nonvoting interest until April, 2001 when the Operating Partnership purchased the remaining 5% voting interest) likely would recognize substantial built-in gain and deferred tax liabilities in the next ten years without any corresponding receipt of cash by us or the Operating Partnership. We may have to pay certain state income taxes because not all states treat REITs the same as they are treated for federal income tax purposes. We may also have to pay certain foreign taxes to the extent we own assets or conduct operations in foreign jurisdictions. The Operating Partnership is obligated under its partnership agreement to pay all such taxes (and any related interest and penalties) incurred by us, as well as any liabilities that the IRS may assert against us for corporate income taxes for taxable years prior to the time we qualified as a REIT. Our taxable REIT subsidiaries, including Rockledge, Fernwood and HMT Lessee, are taxable as corporations and will pay federal, state and local income tax on their net income at the applicable corporate rates, and foreign taxes to the extent they own assets or conduct operations in foreign jurisdictions.

     If the IRS were to challenge successfully the Operating Partnership's status as a partnership for federal income tax purposes, we would cease to qualify as a REIT and suffer other adverse consequences. We believe that the Operating Partnership qualifies to be treated as a partnership for federal income tax purposes. As a partnership, it is not subject to federal income tax on its income. Instead, each of its partners, including us, is required to pay tax on its allocable share of the Operating Partnership's income. No assurance can be provided, however, that the IRS will not challenge its status as a partnership for federal income tax purposes, or that a court would not sustain such a challenge. If the IRS were successful in treating the Operating Partnership as a corporation for tax purposes, we would fail to meet the income tests and certain of the asset tests applicable to REITs and, accordingly, cease to qualify as a REIT. If the Operating Partnership fails to qualify as a partnership for federal income tax purposes or we fail to qualify as a REIT, either failure would cause an event of default under our credit facility that, in turn, could constitute an event of default under our outstanding debt securities. Also, the failure of the Operating Partnership to qualify as a partnership would cause it to become subject to federal and state corporate income tax, which would reduce significantly the amount of cash available for debt service and for distribution to its partners, including us. Finally, the classification of the Operating Partnership as a corporation would cause us to recognize gain at least equal to our "negative capital account," if any.

     As a REIT, we are subject to limitations on our ownership of debt and equity securities. Subject to the exceptions discussed in this paragraph, a REIT is prohibited from owning securities in any one issuer if the value of those securities exceeds 5% of the value of the REIT's total assets or the securities owned by the REIT represent more than 10% of the issuer's outstanding voting securities or more than 10% of the value of the issuer's outstanding securities. A REIT is permitted to own securities of a subsidiary in an amount that exceeds the 5% value test and the 10% vote or value test if the subsidiary elects to be a "taxable REIT subsidiary," which is taxable as a corporation. However, a REIT may not own securities of taxable REIT subsidiaries that represent in the aggregate more than 20% of the value of the REIT's total assets. Effective January 1, 2001, each of Fernwood, Rockledge and HMT Lessee has elected to be treated as a taxable REIT subsidiary.

     Our taxable REIT subsidiaries are subject to special rules that may result in increased taxes. Several Internal Revenue Code provisions ensure that a taxable REIT subsidiary is subject to an appropriate level of federal income taxation. For example, a taxable REIT subsidiary is limited in its ability to deduct interest payments made to an affiliated REIT. In addition, the REIT has to pay a 100% penalty tax on some payments that it receives if the economic arrangements between the REIT and the taxable REIT subsidiary are not comparable to similar arrangements between unrelated parties.

     We may be required to pay a penalty tax upon the sale of a hotel. The federal income tax provisions applicable to REITs provide that any gain realized by a REIT on the sale of property held as inventory or other property held primarily for sale to customers in the ordinary course of business is treated as income from a "prohibited transaction" that is subject to a 100% penalty tax. Under existing law, whether property, including hotels, is held as inventory or primarily for sale to customers in the ordinary course of business is a question of fact that depends upon all of the facts and circumstances with respect to the particular transaction. The Operating Partnership intends that it and its subsidiaries will hold the hotels for investment with a view to long-term appreciation, to engage in the business of acquiring and owning hotels and to make occasional sales of hotels as are consistent with the Operating Partnership's investment objectives. We cannot assure you, however, that the IRS might not contend that one or more of these sales is subject to the 100% penalty tax.

                           FORWARD-LOOKING STATEMENTS

     This prospectus and the information incorporated by reference into this prospectus contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. Such statements include statements regarding our expectations, hopes or intentions regarding the future, including our strategy, competition, financing, indebtedness, revenues, operators, regulations and compliance with applicable laws. We identify forward-looking statements in this prospectus and the information incorporated by reference into this prospectus by using words or phrases such as "anticipate", "believe", "estimate", "expect", "intend", "may be", "objective", "plan", "predict", "project", and "will be" and similar words or phrases, or the negative thereof.

     Forward-looking statements are subject to numerous assumptions, risks and uncertainties. Factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by us in those statements include, among others, the following:

     o national and local economic and business conditions, including the effect of the terrorist attacks of September 11, 2001 on travel, that will affect, among other things, demand for products and services at our hotels, the level of room rates and occupancy that can be achieved by such properties and the availability and terms of financing and our liquidity

     o our ability to restructure or refinance our existing bank credit facility in order to maintain operating flexibility and liquidity

     o our ability to maintain the properties in a first-class manner, including meeting capital expenditure requirements

     o our ability to compete effectively in areas such as access, location, quality of accommodations and room rate structures

     o our degree of leverage which may affect our ability to obtain financing in the future

     o   our degree of compliance with current debt covenants

     o our ability to acquire or develop additional properties and the risk that potential acquisitions or developments may not perform in accordance with expectations

     o changes in travel patterns, taxes and government regulations which influence or determine wages, prices, construction procedures and costs

     o government approvals, actions and initiatives, including the need for compliance with environmental and safety requirements, and changes in laws and regulations or the interpretation thereof

     o the effects of tax legislative action, including specified provisions of the REIT Modernization Act

     o our ability to satisfy complex rules in order for us to qualify as a REIT for federal income tax purposes, the Operating Partnership's ability to satisfy the rules in order for it to qualify as a partnership for federal income tax purposes, and the ability of certain of our subsidiaries to qualify as taxable REIT subsidiaries for federal income tax purposes, and our ability and the ability of our subsidiaries to operate effectively within the limitations imposed by these rules, and

     o other factors discussed under the heading "Risk Factors" in this prospectus and in our other filings with the Commission.

     All forward-looking statements in this prospectus and the information incorporated by reference into this prospectus are made as of the date hereof or thereof, and we caution you not to rely on these statements without also considering the risks and uncertainties associated with these statements and our business that are addressed in this prospectus and the information incorporated by reference into this prospectus. Moreover, although we believe the expectations reflected in our forward-looking statements are based upon reasonable assumptions, we can give no assurance that we will attain these expectations or that any deviations will not be material. Except as otherwise required by the federal securities laws, we disclaim any obligations or undertaking to disseminate to you any updates or revisions to any forward-looking statement contained in this prospectus or any information incorporated by reference into this prospectus.

                                   THE COMPANY

     We are a self-managed and self-administered REIT owning full-service hotel properties. Through our subsidiaries, we currently own or hold controlling interests in 121 hotels, containing approximately 58,000 rooms located throughout the United States, in Toronto and Calgary, Canada and in Mexico City, Mexico. Our hotels are generally operated under the Marriott, Ritz- Carlton, Four Seasons, Hyatt, Hilton and Swissotel brand names. These brands are among the most respected and widely recognized names in the lodging industry.

     We were formed as a Maryland corporation in 1998. As part of our efforts to reorganize our business operations to qualify as a REIT for federal income tax purposes, on December 29, 1998 we succeeded by merger to the hotel ownership business formerly conducted by Host Marriott Corporation, a Delaware corporation. We conduct our business as an umbrella partnership REIT, or UPREIT, through the Operating Partnership, which is a Delaware limited partnership of which we are the sole general partner and in which we currently hold approximately 92% of the partnership interests. The Operating Partnership leases substantially all of our full-service hotels to HMT Lessee, a wholly owned subsidiary of it that is taxed as a corporation.

     Our principal executive offices are located at 10400 Fernwood Road, Bethesda, Maryland 20817-1109, and our telephone number is (301) 380-9000.

                                  THE OFFERING

     This prospectus relates to up to 1,100,000 shares of our common stock that may be sold by Summit Resources. Summit Resources received these shares of our common stock upon the exchange of a portion of its limited partnership interests in our subsidiary, Pacific Gateway, Ltd., pursuant to an agreement among Host Marriott, the Operating Partnership, Pacific Gateway, Summit Resources and affiliates of Summit Resources that are also limited partners of Pacific Gateway. We refer to this agreement as the "Exchange Agreement."

                           NO PROCEEDS TO THE COMPANY

     We will not receive any proceeds upon the sale of the common stock covered by this prospectus, but we will incur expenses in connection with the filing of the registration statement of which this prospectus forms a part.

                            TAX STATUS OF THE COMPANY

     We believe that we have been organized and have operated in such a manner so as to qualify as a REIT under the Internal Revenue Code, commencing with our taxable year beginning January 1, 1999. A REIT generally is not taxed at the corporate level on income it currently distributes to its shareholders as long as it distributes currently at least 90% of its taxable income (excluding net capital gain). No assurance can be provided that we will qualify as a REIT or that new legislation, Treasury Regulations, administrative interpretations or court decisions will not significantly change the tax laws with respect to our qualification as a REIT or the federal income tax consequences of such qualification. Even if we qualify as a REIT, we will be subject to corporate level taxes on specified gains that we recognize prior to January 1, 2009, including significant deferred tax gains that are likely to be recognized during that period without our receipt of any cash. In addition, some of our subsidiaries, including HMT Lessee, are subject to corporate income taxes. See "Material Federal Income Tax Consequences" incorporated by reference to our Form 8-K dated February 8, 2002 for a more detailed explanation.

                               SELLING SHAREHOLDER

     All of the 1,100,000 shares of common stock offered by Summit Resources under this prospectus represent shares of common stock that have been issued by us upon the exchange of limited partnership interests of Pacific Gateway. Summit Resources owns no shares of common stock other than the shares of common stock offered under this prospectus. Since Summit Resources may sell all, some or none of the shares of common stock covered by this prospectus, no estimate can be made of the number of shares of common stock that will be sold by Summit Resources or that will be owned by Summit Resources upon completion of the offering. The shares of common stock covered by this prospectus represent less than 1% of the total shares of common stock outstanding as of January 31, 2002.

     Summit Resources and various affiliates of Summit Resources that are limited partners of Pacific Gateway have elected pursuant to the Exchange Agreement to exchange an additional portion of their limited partnership interests in Pacific Gateway for approximately 2,500,000 OP Units. The Operating Partnership expects to issue these OP Units to Summit Resources and its affiliates in March 2002. Beginning one year after the date of their issuance, each of these OP Units will be redeemable at the election of the holder for cash or, at our election, one share of our common stock (subject to adjustment).

                              PLAN OF DISTRIBUTION

     Summit Resources may from time to time, in one or more transactions, sell all or a portion of the shares of common stock covered by this prospectus on the New York Stock Exchange, in the over-the-counter market, on any other national securities exchange on which the common stock is listed or traded, in negotiated transactions or otherwise, at prices then prevailing or related to the then current market price or at negotiated prices. The offering price of the shares of common stock covered by this prospectus will be determined from time to time by Summit Resources and, at the time of such determination, may be higher or lower than the market price of the common stock on the New York Stock Exchange. The shares of common stock may be sold directly or through broker-dealers acting as principal or agent. The methods by which the offered shares may be sold include:

     o a block trade in which a broker-dealer will attempt to sell the shares of common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction

     o purchases by a broker-dealer as principal and resale by the broker-dealer for its account pursuant to this prospectus

     o ordinary brokerage transactions and transactions in which the broker solicits purchasers

     o an exchange distribution in accordance with the rules of the New York Stock Exchange and

     o   privately negotiated transactions.

     Summit Resources and any broker-dealers or agents participating in the distribution of the offered shares may be deemed to be "underwriters" within the meaning of the Securities Act, and any profit on the sale of the offered shares by Summit Resources and any commissions received by any such broker-dealers may be deemed to be underwriting commissions under the Securities Act.

     In order to comply with the securities laws of certain states, if applicable, the shares of common stock covered by this prospectus may be sold only through registered or licensed brokers or dealers. In addition, in certain states, the shares of common stock may not be sold unless they have been registered or qualified for sale in such state or an exemption from such registration or qualification requirement is available and is complied with.

     We have agreed to pay all costs and expenses incurred in connection with the filing of the registration statement of which this prospectus forms a part, including registration and filing fees, printing expenses and fees and expenses of our legal counsel and accountants. Summit Resources will pay any brokerage fees and commissions, fees and disbursements of legal counsel for Summit Resources and stock transfer and other taxes attributable to the sale of the shares of common stock covered by this prospectus.

                                  LEGAL MATTERS

     In connection with this prospectus, Hogan & Hartson L.L.P. has provided its opinion as to the validity of the issuance of the common stock offered by this prospectus and as to our qualification as a REIT for federal income tax purposes.

                                     EXPERTS

     The audited financial statements and schedules incorporated by reference in this prospectus and elsewhere in this registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included therein in reliance upon the authority of said firm as experts in giving said reports.

                              ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we filed with the Commission under the Securities Act of 1933.

     This prospectus does not contain all of the information included in the registration statement. We have omitted parts of the registration statement in accordance with the rules and regulations of the Commission. For further information, we refer you to the registration statement on Form S-3, including its exhibits. Statements contained in this prospectus about the provisions or contents of any agreement or other document are not necessarily complete. If the Commission rules and regulations require that such agreement or document be filed as an exhibit to the registration statement, please see such agreement or document for a complete description of these matters. This prospectus may be accompanied by a prospectus supplement. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front cover of this prospectus or such prospectus supplement. You should read this prospectus together with additional information described under the heading "Where You Can Find More Information."

                       WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the Commission. You may read and copy materials that we have filed with the Commission, including the registration statement, at the following Commission public reference rooms:

             450 Fifth Street, N.W.                500 West Madison Street
             Room 1024                             Suite 1400
             Washington, D.C. 20549                Chicago, Illinois 60661

     Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms.

     Our Commission filings can also be read at the following address:

             New York Stock Exchange
             20 Broad Street
             New York, New York 10005

     Our Commission filings are also available to the public on the Commission's Web Site at http://www.sec.gov.

     The Commission allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the Commission will automatically update and supersede this information. We incorporate by reference the documents listed below. In addition, any future filings made with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we have sold all of the offered securities to which this prospectus relates or the offering is otherwise terminated will be deemed to be incorporated by reference into this prospectus.

     1. Annual Report on Form 10-K/A for the fiscal year ended December 31, 2000 (filed with the Commission on December 3, 2001).

     2. Annual Report on Form 10-K for the fiscal year ended December 31, 2000 (filed with the Commission on April 2, 2001).

     3. Quarterly Report on Form 10-Q for the quarter ended September 7, 2001 (filed with the Commission on October 22, 2001).

     4. Quarterly Report on Form 10-Q for the quarter ended June 15, 2001 (filed with the Commission on July 30, 2001).

     5. Quarterly Report on Form 10-Q for the quarter ended March 23, 2001 (filed with the Commission on May 7, 2001).

     6.  Current Report on Form 8-K (filed with the Commission on February 8,
         2002).

     7.  Current Report on Form 8-K (filed with the Commission on December 21,
         2001).

     8.  Current Report on Form 8-K (filed with the Commission on December 5,
         2001).


     9.  Current Report on Form 8-K (filed with the Commission on June 4, 2001).


     10. Current Report on Form 8-K (filed with the Commission on May 25, 2001).


     11. Current Report on Form 8-K (filed with the Commission on May 8, 2001).


     12. Current Report on Form 8-K (filed with the Commission on May 3, 2001).


     13. Current Report on Form 8-K/A (filed with the Commission on May 2,
         2001).

     14. Current Report on Form 8-K (filed with the Commission on April 13,
         2001).

     15. Current Report on Form 8-K (filed with the Commission on March 23,
         2001).

     16. Current Report on Form 8-K (filed with the Commission on February 7,
         2001).

     17. Description of our common stock included in a Registration Statement on Form 8-A (filed with the Commission on November 18, 1998) (as amended on December 28, 1998).

     18. Description of our Rights included in a Registration Statement on Form 8-A (filed with the Commission on December 11, 1998) (as amended on December 24, 1998).

     Additional federal income tax consequences that are reasonably anticipated to be material to prospective holders in connection with the purchase, ownership and disposition of our securities are described in our Current Report on Form 8-K, filed with the SEC on February 8, 2002 (together with any amendments to such filing), which filing is incorporated by reference herein, as indicated above.

     You may request a copy of any filing incorporated by reference into this prospectus, at no cost, by writing us at the following address or contacting us by telephone at (301) 380-2070 between the hours of 9:00 a.m. and 4:00 p.m., Eastern Time:

         Corporate Secretary
         Host Marriott Corporation
         10400 Fernwood Road
         Bethesda, Maryland 20817

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution

     The following table sets forth those expenses for distribution to be incurred in connection with the issuance and distribution of the securities being registered.

             Registration Fee.................................     $   996
             Printing and Duplicating Expenses................       5,000
             Legal Fees and Expenses..........................      50,000
             Accounting Fees and Expenses.....................       5,000
             Miscellaneous....................................       5,000
                                                                   -------
                           Total..............................     $65,996
                                                                   =======

Item 15.  Indemnification of Directors and Officers

     The Maryland General Corporation Law, as amended (the "MGCL"), permits a Maryland corporation to indemnify and advance expenses to its directors, officers, employees and agents, and permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under the MGCL, a Maryland corporation may not indemnify a director or officer in a suit by or in the right of the corporation if such director or officer has been adjudged to be liable to the corporation.

     Host Marriott's Articles of Amendment and Restatement of Articles of Incorporation (the "Articles of Incorporation") require it to indemnify its directors and officers, whether serving Host Marriott or at Host Marriott's request any other entity, to the full extent permitted by Maryland law, including the advance of expenses to the full extent permitted by law. The Articles of Incorporation permits Host Marriott to indemnify other employees and agents of Host Marriott to such extent as shall be authorized by the Board of Directors or Host Marriott's Bylaws (the "Bylaws") and be permitted by law.

     The Bylaws require Host Marriott, to the maximum extent permitted by Maryland law, to indemnify (i) any director or officer of Host Marriott or former director or officer of Host Marriott (including any individual who, while a director or officer of Host Marriott and at the express request of Host Marriott, serves or has served another corporation, partnership, joint venture, trust, employee benefit plan or any other enterprise as a director, officer, partner or trustee of such entity) who has been successful, on the merits or otherwise, in the defense of a proceeding to which the individual was made a party by reason of service in such capacity, against reasonable expenses incurred by him in connection with the proceeding, and (ii) any director or officer or any former director or officer against any claim or liability to which he or she may become subject by reason of such status unless it is established that (a) his act or omission was material to the matter giving rise to the proceeding and was committed in bad faith or was the result or active and deliberate dishonesty, (b) he or she actually received an improper personal benefit in money, property or services or (c) in the case of a criminal proceeding, he or she had reasonable cause to believe that his act or omission was unlawful.

     Host Marriott's Bylaws obligate it to indemnify and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to any present or former director or officer who is made a party to the proceeding by reason of his service in that capacity, provided that, in the case of a director or officer, Host Marriott shall have received (a) a written affirmation by the director or officer of the officer's good faith belief that he or she has met the applicable standard of conduct necessary for indemnification by Host Marriott as authorized by the Bylaws and (ii) a written undertaking by or on his or her behalf to repay the amount paid or reimbursed by Host Marriott if it shall ultimately be determined that the applicable standard of conduct was not met.

     The Amended and Restated Agreement of Limited Partnership of the Operating Partnership also provides for indemnification of Host Marriott and its officers and directors to the same extent that indemnification is provided to officers and directors of Host Marriott in its Articles of Incorporation, and limits the liability of Host Marriott and its officers and directors to the Operating

Partnership and its respective partners to the same extent that the liability of the officers and directors of Host Marriott to the Company and its stockholders is limited under Host Marriott's Articles of Incorporation.

Item 16.  Exhibits

                                  Exhibit Index
                                  -------------

2.1 Agreement and Plan of Merger by and among Host Marriott Corporation, HMC Merger Corporation and Host Marriott L.P. (incorporated by reference to Host Marriott Corporation Registration Statement No. 333-64793).

4.1 Indenture, dated as of December 2, 1996, between Host Marriott Corporation and IBJ Schroeder Bank & Trust Company, as Indenture Trustee (incorporated herein by reference to Exhibit 4.3 of Host Marriott Corporation's Registration Statement on Form S-3 (SEC File No. 333-19923))

4.2 Guarantee Agreement, dated as of December 2, 1996, between Host Marriott Corporation and IBJ Schroeder Bank & Trust Company, as Guarantee Trustee (incorporated herein by reference to Exhibit 4.6 of Host Marriott Corporation's Registration Statement on Form S-3 (SEC File No. 333-19923))

4.3 Amended and Restated Trust Agreement, dated December 2, 1996, among Host Marriott Corporation, IBJ Schroeder Bank & Trust Company, as Property Trustee, Delaware Trust Capital Management, Inc., as Delaware Trustee, and Robert E. Parsons, Jr., Bruce D. Wardinski and Christopher G. Townsend, as Administrative Trustees (incorporated herein by reference to Exhibit 4.2 of Host Marriott Corporation's Registration Statement on Form S-3 (SEC File No. 333-19923))

4.4 Amended and Restated Indenture, dated as of August 5, 1998, by and among HMH Properties, Marine Midland Bank and the guarantors named therein (incorporated herein by reference to Exhibit 4.1 to Host Marriott's Current Report on Form 8-K filed with the SEC on August 6, 1998)

4.5 Rights Agreement between Host Marriott and The Bank of New York, as Rights Agent, dated as of November 23, 1998 (incorporated herein by reference to Exhibit 4.1 to Host Marriott Corporation's Registration Statement on Form 8-A filed with the SEC on December 11, 1998)

4.6 Articles Supplementary of the Company Classifying and Designating a Series of Preferred Stock as Series A Junior Participating Preferred Stock and Fixing Distribution and Other Preferences and Rights of Such Series (incorporated herein by reference to Exhibit 4.2 to Host Marriott Corporation's Registration Statement on Form 8-A filed with the SEC on December 11, 1998)

4.7 Form of Rights Certificate (incorporated herein by reference to Exhibit 4.3 to Host Marriott Corporation's Registration Statement on Form 8-A filed with the SEC on December 11, 1998)

4.8 Amendment No. 1 to Rights Agreement between Host Marriott and The Bank of New York, as Rights Agent, dated as of December 18, 1998 (incorporated herein by reference to Exhibit 4.2 to Host Marriott's Current Report on Form 8-K filed with the SEC on December 24, 1998)

4.9 Amended and Restated Trust Agreement, dated as of December 29, 1998, among HMC Merger Corporation, as Depositor, IBJ Schroder Bank & Trust Company, as Property Trustee, Delaware Trust Capital Management, Inc., as Delaware Trustee, and Robert E. Parsons, Jr., W. Edward Walter and Christopher G. Townsend, as Administrative Trustees (incorporated herein by reference to Exhibit 4.9 to Host Marriott Corporation's Annual Report on Form 10-K for the year ended December 31, 1998)

4.10      Specimen Common Stock Certificate (incorporated herein by reference to
          Exhibit 4.7 to Host Marriott Corporation's Registration Statement on Form S-4 (SEC File No. 333-55807))

4.11 Articles Supplementary of Host Marriott Corporation Classifying and Designating Preferred Stock of the Registrant as 10% Class A Cumulative Redeemable Preferred Stock (incorporated herein by reference to Exhibit 4.1 to Host Marriott Corporation's Registration Statement on Form 8-A filed with the SEC on July 30, 1999)

4.12 Articles Supplementary of Host Marriott Corporation Classifying and Designating Preferred Stock of the Registrant as 10% Class B Cumulative Redeemable Preferred Stock (incorporated herein by reference to Exhibit 4.1 to Host Marriott Corporation's Registration Statement on Form 8-A filed with the SEC on November 23, 1999)

4.13 Articles Supplementary of Host Marriott Corporation Classifying and Designating Preferred Stock of the Registrant as 10% Class C Cumulative Redeemable Preferred Stock (incorporated herein by reference to Exhibit 4.2 to Host Marriott Corporation's Registration Statement on Form 8-A filed with the SEC on March 23, 2001)

5.1 Opinion of Hogan & Hartson L.L.P. regarding the legality of the securities being registered

8.1       Opinion of Hogan & Hartson L.L.P. regarding certain tax matters

23.1      Consent of Hogan & Hartson L.L.P. (included as part of Exhibit 5.1)

23.2      Consent of Hogan & Hartson L.L.P. (included as part of Exhibit 8.1)

23.3      Consent of Arthur Andersen LLP, independent public accountants

24.1      Power of Attorney (included in signature page)

99.1 Description of Material Federal Income Tax Consequences (incorporated by reference to Exhibit 99.1 to Host Marriott Corporation's Current Report on Form 8-K filed with the SEC on February 8, 2002)

Item  17.   Undertakings

          (a)  The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) above shall not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (b) The undersigned Registrant hereby further undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to existing provisions or arrangements whereby the Registrant may indemnify a director, officer or controlling person of the Registrant against liabilities arising under the Securities Act of 1933, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN BETHESDA, MARYLAND, ON THIS 8TH DAY OF FEBRUARY, 2002.

                                            Host Marriott Corporation

                                            By: /s/ ROBERT E. PARSONS, JR.
                                                --------------------------------
                                                    ROBERT E. PARSONS, JR.
                                                    EXECUTIVE VICE PRESIDENT AND
                                                    CHIEF FINANCIAL OFFICER

                                POWER OF ATTORNEY

     We, the undersigned directors and officers of Host Marriott Corporation, a Maryland corporation, do hereby constitute and appoint Robert E. Parsons, Jr., our true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, to do any and all acts and things in our names and our behalf in our capacities as directors and officers and to execute any and all instruments for us and in our name in the capacities indicated below, which said attorney and agent may deem necessary or advisable to enable said corporation to comply with the Securities Act of 1933 and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with this registration statement, or any registration statement for this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, including specifically, but without limitation, any and all amendments (including post-effective amendments) hereto; and we hereby ratify and confirm all that said attorney and agent shall do or cause to be done by virtue thereof.

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED AS OF THE 8TH DAY OF FEBRUARY, 2002.



          SIGNATURE                                        TITLE
          ---------                                        -----


/s/ CHRISTOPHER J. NASSETTA                   President, Chief Executive Officer and Director
-----------------------------------------     (principal executive officer)
CHRISTOPHER J. NASSETTA

/s/ ROBERT E. PARSONS, JR.                    Executive Vice President and Chief Financial Officer
-----------------------------------------     (principal financial officer)
ROBERT E. PARSONS, JR.

/s/ DONALD D. OLINGER                         Senior Vice President and Corporate Controller
-----------------------------------------     (principal accounting officer)
DONALD D. OLINGER

/s/ RICHARD E. MARRIOTT                       Chairman of the Board of Directors
-----------------------------------------
RICHARD E. MARRIOTT



/s/ ROBERT M. BAYLIS                          Director
-----------------------------------------
ROBERT M. BAYLIS

                                              Director
-----------------------------------------
TERENCE C. GOLDEN

/s/ ANN MCLAUGHLIN KOROLOGOS                  Director
-----------------------------------------
ANN MCLAUGHLIN KOROLOGOS

/s/ J.W. MARRIOTT, JR.                        Director
-----------------------------------------
J.W. MARRIOTT, JR.

/s/ JOHN G. SCHREIBER                         Director
-----------------------------------------
JOHN G. SCHREIBER

/s/ HARRY L. VINCENT, JR.                     Director
-----------------------------------------
HARRY L. VINCENT, JR.

                                  EXHIBIT INDEX

Item 16 of the accompanying registration statement is incorporated by reference herein.